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                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
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                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                           Delta & Pine Land Company
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                        common, $0.10 par value, stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  247357106
                      ------------------------------------
                                (CUSIP Number)


- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  July 1, 1993
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 247357106

                                                                 Page 3 of 7

ITEM 1: SECURITY AND ISSUER:

           Title and Class of Security: Common, $0.10 par value, stock

             Name of Issuer: Delta & Pine Land Company

     Name and Address of Principal Executive Officers of Issuer:

Roger D. Malkin                          Frederic M. Robinson
Chairman & CEO                           President and COO
Delta & Pine Land Co.                    Delta & Pine Land Co.
P.O. Box 157                             P.O. Box 157
Scott, Mississippi 38772                 Scott, Mississippi 38772



ITEM 2: IDENTITY AND BACKGROUND:

     Monsanto Company; EIN 43-0420020
     Delaware Corporation
     800 North Lindbergh Blvd.
     St. Louis, MO 63167

     Diversified Chemical, Pharmaceutical and Food Products Company

     See Exhibit A for names, addresses and citizenship of     "controlling
persons" of person filing this Schedule

(d) None

(e) None

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Source of Funds: Working Capital

     Amount Paid: $6,000,000

                                  SCHEDULE 13D

CUSIP NO. 247357106

                                                                 Page 4 of 7

ITEM 4: PURPOSE OF ACQUISITION:

     This acquisition is an equity investment for growth.

     Filing Party has no present plans to add to or dispose of its holdings, but like all investments, this holding will be reviewed from time and time.

     Items (b) through (j) none

ITEM 5: INTEREST IN SECURITIES OF ISSUER:

     Filing Party acquired 500,000 common shares in initial public offering. The issuer's Final Prospectus indicates that 9.6 million shares were issued and outstanding upon completion of the offering.

     Filing party has sole voting and investment power as to the 500,000 shares it acquired in the public offering.

     Items (b) through (e) - not applicable.

ITEM 6: CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER:

     None

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS:

     None


Date:     7/30/93
      -----------------

                                         /s/ Milton P. Wilkins, Jr.
                                         ------------------------------------
                                         Signature

                                         Milton P. Wilkins, Jr.
                                         ------------------------------------
                                         Vice President, Plant Sciences

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                                                      OMB APPROVAL
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                                          OMB Number: 3235-0145
                                          Expires:    October 31, 1994
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1) <F*>

                          Delta & Pine Land Company
                          -------------------------
                               (Name of Issuer)


                        Common Stock, $0.10 par value
                        -----------------------------
                        (Title of Class of Securities)


                                  247357106
                                  ---------
                                (CUSIP Number)

                         Mary B. Cody, (314)694-2976
      Monsanto Company, 800 N. Lindbergh Boulevard, St. Louis, MO 63167
      -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications

                                 May 21, 1996
                                 ------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   247357106         SCHEDULE 13D
            ---------

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Monsanto Company, EIN 43-0420020
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP <F*>
                                                            (a) /  /
                                                            (b) /  /
      Not Applicable
- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS<F*>

      Not Applicable

- ------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) or 2(e)

- ------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- ------------------------------------------------------------------------------
  NUMBER OF       7.    SOLE VOTING POWER
   SHARES               999,999 SHARES<F1>
BENEFICIALLY      ------------------------------------------------------------
   OWNED BY       8.    SHARED VOTING POWER
     EACH         ------------------------------------------------------------
  REPORTING       9.    SOLE DISPOSITIVE POWER
   PERSON               999,999 SHARES<F1>
    WITH          ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      999,999 shares<F1>
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    /  /
      SHARES<F*>
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%<F1>
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON<F*>

      CO
- ------------------------------------------------------------------------------
[FN]
                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

<F1>Monsanto additionally owns 300,000 shares of convertible preferred stock.
The class of convertible preferred stock is not registered under the Exchange Act and cannot be converted for seven years. Accordingly, the convertible preferred shares and the common stock into which they could be converted have not been included in the above calculation.

The following items are being amended as a result of the Issuer's issuance of 1,548,483 shares of common stock of the Issuer on May 21, 1996.

Item 1.     Security and Issuer.
- -------     --------------------

      This Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Delta & Pine Land Company, a Delaware corporation, ("D&PL"). The address of D&PL's principal executive offices is 100 Main Street, P. O. Box 157, Scott, Mississippi 38772, Telephone (601) 742-3351.

Item 2.     Identity and Background.
- -------     ------------------------

      This Schedule is being filed by reason of the issuance by D&PL of additional shares of Common Stock of D&PL resulting in a decrease in the percentage of the class of securities of D&PL below 5%.

      The percentage of Monsanto's ownership has decreased to 4.8%.

Item 3.     Source and Amount of Funds or Other Consideration.
- -------     --------------------------------------------------

      No change.

Item 4.     Purpose of the Transactions.
- -------     ----------------------------

      No change.

Item 5.     Interest in Securities of the Issuer.
- -------     -------------------------------------

      Subsequent to its initial acquisition of 500,000 shares of common stock of the Issuer, Monsanto received an additional 166,666 shares of common stock and 333,333 shares of common stock as a result of two separate stock splits of the Issuer's common stock. On May 21, 1996, the Issuer issued additional shares of common stock and currently has 20,833,263 shares of common stock outstanding. As a result of these transactions, Monsanto owns 4.8% of the common stock of the Issuer.

      In addition to the foregoing, Monsanto owns 300,000 shares of convertible preferred stock of the Issuer. This class of securities is not registered under Section 12 of the Exchange Act and is not presently convertible (and will not within the next 60 days be convertible) into common stock of the Issuer. Accordingly, those shares and the shares of common stock of the Issuer into which they might someday be converted have not been included for purposes of the above calculation.

Item 6.     Material to be Filed as Exhibits.
- -------     ---------------------------------

None.

                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    MONSANTO COMPANY



                                    By   /s/ Karl R. Barnickol
                                      ---------------------------
                                          Assistant Secretary


June 7, 1996